Exhibit 1

Oi S.A. – In Judicial Reorganization Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly Held Company

MATERIAL FACT

Transaction between Bratel and Société Mondiale

Oi S.A. – In Judicial Reorganization (the “Company”), pursuant to Article 157, paragraph 4 of Law No. 6,404/76 and in accordance with CVM Instruction No. 358/02, hereby informs its shareholders and the market in general that, on this date, the shareholders Bratel B.V. (“Bratel”) and Société Mondiale Fundo de Investimento em Ações (“Société Mondiale”) announced the execution of an agreement amongst themselves regarding the call and occurrence of the Company’s extraordinary general shareholders’ meetings to be held on September 8, 2016 (the “Meetings”). The Company was informed that, as a result of this transaction, all claims relating to such Meetings have been extinguished.

Also as a result of this transaction, Société Mondiale stated that, on this date, it would request that the Chairman of the Company’s Board of Directors cancel the Meetings.

The full letter, which was presented to the Company jointly by Bratel and Société Mondiale, is attached to this Material Fact.

Rio de Janeiro, September 13, 2016.

Oi S.A. – In Judicial Reorganization

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer

Rio de Janeiro, September 13, 2016.

Via email

OI S.A. FINANCE AND INVESTOR RELATIONS OFFICE

Rua Humberto de Campos, No. 425, 8th floor

Leblon, Rio de Janeiro—RJ

Attn.: Mr. Ricardo Malavazi Martins (invest@oi.net.br)

Re: Execution of Agreement between Shareholders Bratel B.V. (“Bratel”) and Société Mondiale Fundo de Investimento em Ações (“Société Mondiale”)

Dear Sir,

  Bratel B.V. and Société Mondiale Fundo de Investimento em Ações hereby notify you that, on this date, in accordance with the Judgment of the 7th Corporate Court of the Judicial District of the City and State of Rio de Janeiro and in the best interests of Oi S.A. – In Judicial Reorganization (the “Company”), we have entered into an agreement regarding the call and occurrence of the Company’s extraordinary general shareholders’ meetings called for September 8 at 2:00 p.m. and 4:00 p.m. (the “Meetings”).
  As a result of this agreement, all judicial claims relating to the calling and occurrence of such Meetings have been extinguished, including the following proceedings: mediation No. 0282772.2016.8.19.0001, in connection with judicial reorganization request No. 0203711-65.2016.8.19.0001; arbitration proceeding No. 76/2016 with the Market Arbitration Chamber; and conflict of jurisdiction No. 148728-RJ.
  Also as a result of this transaction, Société Mondiale requests that, on this date, the Chairman of the Company’s Board of Directors cancel such Meetings.

Sincerely,

                        /s/ [illegible]                                                                 /s/ [illegible]

                        BRATEL B.V.                                                 SOCIÉTÉ MONDIALE FUNDO DE

                                                                                                     INVESTIMENTO EM AÇÕES